UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc - (the "Company")

Notification of PDMR Interests

The Company hereby confirms that Mr Bird has purchased Pearson shares at an aggregate cost to him of $3.75 million (the "Investment Shares"), as required under the terms of his remuneration package as Chief Executive, as described in a circular to shareholders dated 28 August 2020 and approved at a general meeting of the Company on 18 September 2020. The Investment Shares were purchased in the form of ordinary shares on the London Stock Exchange, to be converted to American Depositary Receipts (ADRs) under the Company's sponsored ADR program on the New York Stock Exchange.

The following notification, made in accordance with the requirements of the EU Market Abuse Regulation, gives further detail.

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Andy Bird
2	Reason for the notification
a)	Position/status	Non-executive Director and Chief Executive-elect
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of ordinary shares in accordance with the terms of Mr Bird's remuneration package, to be converted into ADRs
c)	Price(s) and volume(s)	Volume: (i) 500,000 ordinary shares (ii) 85,000 ordinary shares Price: (i) £4.953537 per share (ii) £5.105000 per share
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: see 4 (c) above Aggregated price: (i) £2,476,768.50 ($3,190,400 inclusive of fees) (ii) £433,925 ($560,770.50 inclusive of fees)
e)	Date of the transaction	(i) 22 September 2020 (ii) 23 September 2020
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 25 September 2020
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary